SECURITIES/
Wa


21001386

ANNUAL

AL
3235-0123
31, 2023
urden
)......12.00

## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-67146

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 _____ AND ENDING 12/31/20 _____
                                       MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenith Securities, LLC

| | |
|---|---|
| | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

363 7th Ave, 22nd Floor

(No. and Street)

| NEW YORK | NY | 10001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova                                    (212)-668-8700

                                                  (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. CPAs

(Name – if individual, state last, first, middle name)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

## OATH OR AFFIRMATION

I, Alan White _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zenith Securities, LLC _____ , as of DECEMBER 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ZENITH SECURITIES LLC

## Statement of Financial Condition

### For the Year Ended December 31, 2020

**ZENITH SECURITIES LLC**

December 31, 2020

**Table of Contents**



**ALVAREZ & ASSOCIATES, INC**
**CERTIFIED PUBLIC ACCOUNTANTS**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Zenith Securities LLC:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zenith Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 3, 2021

## ZENITH SECURITIES LLC

Statement of Financial Condition
December 31, 2020

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 160,921 |
| Prepaid expense | | 3,756 |
| | | |
| **TOTAL ASSETS** | $ | 164,677 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable | $ | 2,655 |
| Due to member | | 8,441 |
| | | |
| TOTAL LIABILITIES | | 11,096 |

**MEMBER'S EQUITY**

| | | |
|---|---|---|
| Member's equity | | 153,581 |
| | | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 164,677 |

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement
December 31, 2020

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Zenith Securities LLC ("The Company)" was formed in 2015 when MID-SHIP Capital LLC ("Member"), a Delaware limited liability company purchased HSH N Financial Securities LLC pursuant to a membership interest purchase agreement between the Member and the seller. The acquired company's name was subsequently changed to MID-SHIP Securities LLC, a Delaware limited liability company wholly owned by the Member. The term of the company shall continue in perpetuity unless the company is dissolved in accordance with the provision of its articles of organization. The Company provides investment banking services to customers.

In November 2019 the firm made a legal change to its name from MID-SHIP Securities LLC to Zenith Capital Advisors LLC. The Company then changed its name from Zenith Capital Advisors LLC to Zenith Securities LLC in April 2020.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because it limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Basis of Presentation
The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Revenue Recognition

The Company's primary business is to effect transactions in debt instruments, underwriting and private placement activities. The Company recognizes revenue from these services on a trade-date basis. Success fees are recorded upon the close of the underlying transaction. Interest income is recognized using the accrual method of accounting.

In the normal course of business, the Company enters into transactions where the Company earns advisory fees. For the year ended December 31, 2020, the Company received no advisory fees.

### Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Notes to Financial Statement
December 31, 2020

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

### Income Taxes
The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $149,825 and a minimum net capital requirement of $100,000. The Company's excess net capital at December 31, 2020 was $49,825. The Company's percentage of aggregate indebtedness to net capital at December 31, 2020 was 7.41%.

## NOTE 4 - CONCENTRATION OF CREDIT RISK

### Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2020, the amount in excess of insured limits was $0.

### Customer Transactions
The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk. For the year ended December 31, 2020 there were none.

## NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Member. Under the terms of the expense sharing agreement, expenses incurred by the Member on behalf of the Company are allocated at cost. Applicable expenses include salaries and payroll taxes. The amount of these expenses for the year ended December 31, 2020 was $89,116, of which $8,441 was payable to the Member as of December 31, 2020. Under a sublease agreement the firm also paid its Member $12,000 for office rent.

Notes to Financial Statement
December 31, 2020

## NOTE 6 - COMMITMENTS

The Company renewed its sublease agreement with its Member for the period of one year, commencing on September 1, 2019. The Company's rent expense for the year ended December 31, 2020 was $12,000.

## NOTE 7 - LEASES

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption.

## NOTE 8 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2020:

|  |  | Useful Life |
|---|---|---|
| Computer equipment | $    13,918 | 5 years |
| Less: Accumulated depreciation | (13,918) |  |
| Total property and equipment | $         - |  |

Depreciation expense for the year ended December 31, 2020 was $1,682.

## NOTE 9 - COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.